Exhibit 10.91

AMENDMENT NO. 1 TO SETTLEMENT AGREEMENT

This Amendment No. 1 To Settlement Agreement (hereinafter "Amendment No. 1") is made and entered into this 19th day of October 2004 by and between Pac-West Telecomm, Inc. ("Pac-West"), a California corporation, and SBC Telecommunications, Inc. on behalf of and as agent for Pacific Bell Telephone Company d/b/a SBC California ("SBC California"). Pac-West and SBC California are referred to individually herein as a "Party" and collectively herein as the "Parties."

PREAMBLE

WHEREAS, on July 28, 2004 the Parties entered into a Settlement Agreement ("Settlement Agreement") resolving certain disputes between them; and

WHEREAS, Paragraph 5 of the Settlement Agreement provided that if during the remaining term of the 2003 Interconnection Agreement between the Parties the CPUC issued a decision in its UNE Relook Proceeding which adopted revised reciprocal compensation rates and required retroactive application of such revised rates, the provisions of the Settlement Agreement would govern any true-up payments to be made by either Party; and

WHEREAS, on September 23, 2004 the CPUC adopted D.04-09-063, which requires the retroactive true-up of certain UNE charges as set forth therein;

WHEREAS, the Parties desire to implement the terms of the Settlement Agreement and D.04-09-063 by agreeing upon the amount and timing of the true-up payment required;

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party to the other, Pac-West and SBC California, each intending to be legally bound hereby, covenant and agree as follows:

AGREEMENT

1. The foregoing Recitals are hereby incorporated into and made a part of this Settlement Agreement.

2. The Parties agree that the appropriate amount of the net true-up payment due from SBC to Pac-West as a result of the CPUC's adoption of final UNE rates in D.04-09-063 is Five Million Eight Hundred Fifty Thousand Dollars ($5,850,000.00). This payment amount is the net of all true-up obligations arising out of D.04-09-063 for calls made by the customers of Pac-West and SBC to each other and payable by Pac-West to SBC and payable by SBC to Pac-West. This amount reflects each company's review of its business records and the settlement of all disagreements concerning this amount. This net true-up payment is final as between SBC and Pac-West for the traffic described above, and each party waives any right to seek any increase or decrease of the amount.

3. SBC will make this payment to Pac-West on or before December 20, 2004, without set-off or adjustment. Upon Pac-West's receipt of this payment, SBC and Pac-West shall each have satisfied all true-up obligations to the other arising from CPUC decision D.04-09-063 and the Settlement Agreement.

4. Except as set forth herein, the terms and conditions of the Settlement Agreement remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Settlement Agreement to be executed by their duly authorized officers as of the day and year first above written.

Pac-West Telecomm, Inc.	SBC Telecommunications, Inc. on behalf of and as agent for Pacific Bell Telephone Company d/b/a SBC California
Signature: /s/ John Sumpter	Signature: /s/ Jose M. Gutierrez
Name: John Sumpter	Name: Jose M. Gutierrez

(Print or Type)
Title: <u>Vice President Regulatory</u>   Title: <u>President-Ind Mkts/Div Business</u>
(Print or Type)
Date: <u>October 21, 2004</u>   Date: <u>October 19, 2004</u>
